Exhibit 99.1
trivago N.V.
Annual General Meeting of Shareholders
June 27, 2025 - 3:00 p.m. CEST

Voting Results

Resolution	For	Against	Abstain
Adoption of the annual accounts over the financial year 2024	2,435,403,040	77,530	674,780
Appointment of the external auditor for the financial year 2025	2,435,656,270	336,790	162,290
Release of the managing directors from liability for the exercise of their duties during the financial year 2024	2,434,569,360	989,560	596,430
Release of the supervisory directors from liability for the exercise of their duties during the financial year 2024	2,434,554,660	996,935	603,755
Re-appointment of Mieke De Schepper as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2028	2,435,515,630	494,250	145,470
Re-appointment of Niklas Östberg as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2028	2,434,853,230	1,125,900	176,220
Appointment of Brandon Pedersen as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2027	2,435,493,250	233,745	428,355
Appointment of Dr. Wolf Schmuhl as managing director for a period expiring at the end of the annual general meeting to be held in the year 2027	2,435,733,045	218,270	204,035
Authorization of the management board to acquire shares in the Company's capital	2,435,903,020	102,945	149,385